Cathay Securities, Inc.

40 Wall St., Suite 3600

New York, NY 10005

September 30, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Rainbow Capital Holdings Limited
Registration Statement on Form F-1, as amended
Initially Filed on February 14, 2025
File No.: 333-284975

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, Cathay Securities, Inc., as the representative of the several underwriters, hereby join in the request by Rainbow Capital Holdings Limited that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on September 30, 2025, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that we have distributed to each underwriter and dealer who is reasonably anticipated to participate in the distribution of the security to be offered a sufficient number of copies of the preliminary prospectus permitted by Rule 430 of the Act as it appears to be reasonable to secure their adequate distribution.

We, the undersigned, as representative of the several underwriters, confirm that we have complied and will continue to comply with, and we have been informed or will be informed by the participating underwriters and dealers that they have complied or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Cathay Securities, Inc.

By:	/s/ Xiaoyu Li
Name:	Xiaoyu Li
Title:	Chief Executive Officer